UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

❑	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

Commission file number 333-91178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park National Corporation
Employees Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Park National Corporation
50 North Third Street
Newark, Ohio 43055

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Crowe Horwath LLP

Statements of Net Assets Available for Benefits at December 31, 2016 and 2015

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015

Notes to Financial Statements - December 31, 2016 and 2015

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2016

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2016

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARK NATIONAL CORPORATION EMPLOYEES STOCK OWNERSHIP PLAN

By THE PARK NATIONAL BANK, Trustee

Date: June 29, 2017	By: /s/ Brady T. Burt

Printed Name: Brady T. Burt

Title: Chief Financial Officer

PARK NATIONAL CORPORATION
EMPLOYEES STOCK OWNERSHIP PLAN

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2016

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Crowe Horwath LLP

Financial Statements and Supplemental Schedules

Park National Corporation
Employees Stock Ownership Plan
Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public Accounting Firm

Park National Corporation
Employees Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Executive Committee of the Board of Directors of Park National Corporation and
Plan Administrator of Park National Corporation Employees Stock Ownership Plan
Newark, Ohio

We have audited the accompanying statements of net assets available for benefits of Park National Corporation Employees Stock Ownership Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j– Schedule of Reportable Transactions as of December 31, 2016 and for the year then ended have been subjected to audit procedures performed in conjunction with the audit of Park National Corporation Employees Stock Ownership Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Columbus, Ohio
June 29, 2017

Park National Corporation
Employees Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
ASSETS

Investments, at fair value:
Park National Corporation Common Stock	$106,551,726	$82,248,853
Mutual Funds	36,132,476	30,641,580
Interest-bearing account, issued by
The Park National Bank	3,544,541	2,326,033

Total Investments	146,228,743	115,216,466

Accrued interest and dividends	19,440	7,977

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$146,248,183	$115,224,443

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2016 and 2015

	2016	2015
Investment income:
Net realized and unrealized appreciation
in fair value of investments	$28,771,380	$1,151,618
Interest and dividends	4,215,712	4,104,297
Total investment income	32,987,092	5,255,915

Contributions:
Employer	1,286,409	1,177,791
Employee	5,381,755	4,978,003
Rollover	673,901	127,196
Total contributions	7,342,065	6,282,990

Benefit payments to participants	9,305,417	7,201,281

Net increase in net assets available for benefits	31,023,740	4,337,624

Net assets available for benefits at beginning of year	115,224,443	110,886,819

Net assets available for benefits at end of year	$146,248,183	$115,224,443

See accompanying notes to financial statements

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

1. Description of the Plan

The following description of the Park National Corporation Employees Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (“Park”) who have completed 30 days of service, and are age eighteen or older. In the event that a Participant fails to make a new affirmative deferral election, such Participant shall be deemed to have made a pre-tax deferral election equal to 3% of compensation per pay period. Auto enrollment is only applicable for employees who became participants on or after January 1, 2014. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Beginning January 1, 2014 the Plan introduced a Roth investment option which allows for after tax contributions. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (“Code”) was $18,000 for both 2016 and 2015. The Plan also permits participants who are age 50 or older to make catch-up contributions in accordance with Code Section 414(v).

Park provides a matching contribution at a level established annually by Park. For both 2015 and 2016, Park’s employer matching contribution was 25% of all employee KSOP contributions, excluding any catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, an allocation of Park’s contribution and Plan earnings, and charged with participant withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants’ accounts are 100% vested at all times.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

Payments of Benefits

Upon termination or after age 59½, a participant may elect lump sum, rollover, or installments over a period not to exceed the participant’s (and their designated beneficiary’s) life expectancy in an amount equal to the value of his or her account. A participant can elect to take a distribution of their account balance in cash or shares of Park National Corporation Common Stock.

Employees Stock Ownership Plans (“ESOP”)

Effective January 1, 2002, the Plan was amended and restated to become an ESOP that invests in shares of Park National Corporation Common Stock. The Plan is not leveraged and all new contributions (both employer and employee) will be used to purchase only Park National Corporation Common Stock. Participants are permitted to diversify their investments on a quarterly basis. The Plan’s investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation.

2. Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Investments

The Plan’s investments are reported at fair value. Refer to Note 9 - Fair Values. Purchases and sales of securities are recorded on a trade‑date basis.

Investment Income

Dividends are recorded as of their ex-dividend date. Interest income is recorded on an accrual basis when earned. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

All administrative expenses charged to the Plan are borne by Park. Park also provides other accounting and administrative services to the Plan. Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of the investment return for such investments.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

At December 31, 2016 and 2015, approximately 73% and 71%, respectively, of the Plan’s assets were invested in Park National Corporation Common Stock.

3. Plan Termination

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

4. Nonparticipant-Directed Investments

The following information represents the assets and the significant components of changes in assets related to the Plan’s investment in Park National Corporation Common Stock, an undetermined portion of which is nonparticipant directed based upon Plan provisions. Initial contributions are deposited into the Plan in the form of cash with shares of Park National Corporation Common Stock purchased on a delayed basis.

	December 31,
	2016	2015
Investment, at fair value:
Park National Corporation Common Stock	$106,551,726	$82,248,853
The Park National Bank FDIC Account	184,624	31,199
	$106,736,350	$82,280,052

Changes in assets:
Employer and employee contributions	$6,668,164	$6,155,794
Rollover contributions	239,900	21,768
Interest and dividend income	3,444,423	3,381,311
Distributions to participants	(6,917,699)	(4,997,156)
Net transfers to participant directed investments	(5,650,652)	(3,187,238)
Net appreciation in fair value of investments	26,672,162	1,847,231
Increase in assets	$24,456,298	$3,221,710

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 19, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

6. Party-in-Interest

The Plan held the following party-in-interest investments (at fair value):

	December 31,
	2016	2015

Park National Corporation Common Stock	$106,551,726	$82,248,853
The Park National Bank FDIC Account	3,544,541	2,326,033
	$110,096,267	$84,574,886

At December 31, 2016, the Plan held 890,454 shares of Park National Corporation Common Stock, with a fair value of $106,551,726. At December 31, 2015, the Plan held 909,028 shares of Park National Corporation Common Stock, with a fair value of $82,248,853.

During 2016 and 2015, cash dividends of $3,444,423 and $3,381,311, respectively, were paid to the Plan by Park National Corporation.

At December 31, 2016 and 2015, the Plan held a participant-directed interest bearing account issued by The Park National Bank of $3,359,917 and $2,294,834, respectively. At December 31, 2016 and 2015, the Plan held nonparticipant-directed, interest-bearing accounts issued by Park National Bank of $184,624 and $31,199, respectively. During 2016 and 2015, interest of $6,114 and $2,478, respectively, were paid to the Plan by The Park National Bank.

During 2016 and 2015, the Plan purchased 44,181 shares and 46,892 shares, respectively, of Park National Corporation Common Stock.

7. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500.

	December 31,
	2016	2015

Net assets available for benefits per the financial statements	$146,248,183	$115,224,443
Less: Accrued interest and dividends	(19,440)	(7,977)
Net assets per the Form 5500	$146,228,743	$115,216,466

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

2016

Net increase in net assets available for benefits
per the financial statements	$31,023,740
Less: Accrued interest and dividends	(19,440)
Plus: Prior year accrued interest and dividends	7,977
Net income per the Form 5500	$31,012,277

8. Risks and Uncertainties

The Plan invests in various investment securities including Park National Corporation Common Stock, mutual funds, and interest bearing accounts. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Fair Values

GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Park National Corporation
Employees Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015
_____________________________________________________________________________________

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund investments and common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs). Additionally, due to their short-term nature, the fair value of interest-bearing cash balances are determined by reference to their face value (level 1 input). The fair value of all of the investments held by the Plan have been determined using Level 1 inputs (refer to the Statement of Net Assets Available for Benefits).

There were no transfers between level 1, level 2 or level 3 during 2016 or 2015. Management’s policy is to transfer assets from one level to another when the methodology to obtain the fair value changes such that there are more or fewer unobservable inputs as of the end of the reporting period.

SUPPLEMENTAL SCHEDULES

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2016

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Interest-bearing account
* The Park National Bank FDIC Account	Interest rate of 0.50%	$3,544,541	$3,544,541

Common Stock:
* Park National Corporation
Common Stock	890,454 shares	$49,698,088	$106,551,726

Mutual Funds:
Vanguard Institutional Index Fund	51,157 shares	**	$10,427,245
Vanguard Developed Markets Index
Fund Admiral Shares	168,852 shares	**	1,982,317
Vanguard Short-Term Investment
Grade Fund Admiral Shares	221,868 shares	**	2,358,455
Vanguard Small-Cap Index Fund
Admiral Shares	20,645 shares	**	1,275,233
Vanguard Growth Index Fund
Admiral Shares	85,102 shares	**	4,877,207
Vanguard Extended Market Index
Fund Admiral Shares	49,712 shares	**	3,615,093
Vanguard Intermediate-Term Bond
Index Fund Admiral Shares	172,165 shares	**	1,935,137
Vanguard Balanced Index Fund
Admiral Shares	145,685 shares	**	4,532,272
Vanguard Target Retirement 2015 Fund	54,754 shares	**	794,482
Vanguard Target Retirement 2025 Fund	90,177 shares	**	1,474,389
Vanguard Target Retirement 2035 Fund	82,622 shares	**	1,465,715
Vanguard Target Retirement 2045 Fund	60,698 shares	**	1,146,586
Vanguard Target Retirement 2055 Fund	7,546 shares	**	248,345
Total Mutual Funds		**	$36,132,476

Total Investments Held at End of Year			$146,228,743
*    Indicates party-in-interest to the Plan.
**    Disclosure of historical cost is not required for participant-directed investments.

Park National Corporation
Employees Stock Ownership Plan
Schedule H, Line 4j
Schedule of Reportable Transactions
For the year ended December 31, 2016

Name of Plan Sponsor:	Park National Corporation
Employer identification number:	31-1179518
Three digit plan number:	002

	(b)				(h)
	Description of Asset Including		(d)	(g)	Current Value	(i)
(a)	Maturity Date, Rate of Interest,	(c)	Selling	Cost of	of Asset on	Net Gain
Identity or Party Involved	Collateral, Par or Maturity Value	Cost	Price	Asset	Transaction Date	or (Loss)

Category (iii) – A series of transactions in excess of 5% of plan assets
The Park National Bank	FDIC Account, 97 purchases	$14,385,695	$—	$14,385,695	$14,385,695	$—
The Park National Bank	FDIC Account, 145 sales	—	13,167,187	13,167,187	13,167,187	—
Park National Corporation	PRK, 23 purchases	4,024,766	—	4,024,766	4,024,766	—
Park National Corporation	PRK, 9 sales	—	2,291,644	2,291,644	2,955,325	663,681